TRAVELCENTERS OF AMERICA LLC

24601 CENTER RIDGE ROAD, SUITE 200

Westlake, Ohio 44145-5639

May 6, 2009

VIA EDGAR AND FACSIMILE TRANSMISSION

Mr. Scott Anderegg

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549-0308

RE:                              TravelCenters of America LLC Registration
Statement on Form S-3 (File No. 333-156926)

Dear Mr. Anderegg:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, TravelCenters of America LLC (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3 be accelerated so that it may become effective by 10:00 a.m., Washington, D.C. time, on Friday, May 8, 2009, or as soon as practicable thereafter.

In connection with this request, the Registrant acknowledges that:

(a)                                  should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to such Registration Statement;

(b)                                 the action of the Commission or its staff, acting pursuant to delegated authority in declaring the above-referenced Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure contained in such Registration Statement; and

(c)                                  the Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TRAVELCENTERS OF AMERICA LLC

By:	/s/ Andrew J. Rebholz
	Name:	Andrew J. Rebholz
	Title:	Chief Financial Officer